PRECIPIO, INC.

4 Science Park

New Haven, Connecticut 06511

January 29, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Precipio, Inc.

Registration Statement on Form S-1/A

File No. 333-235911

Ladies and Gentleman,

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM ET on Thursday, January 30, 2020, or as soon thereafter as is practicable.

Very truly yours,

Precipio, Inc.

By:	/s/ Ilan Danieli
Chief Executive Officer